Exhibit 4.6

Amendment No. 1

to the

JBG SMITH Properties

2017 Omnibus Share Plan

(As approved by shareholders on July 10, 2017)

The 2017 Omnibus Share Plan of JBG SMITH Properties, effective July 10, 2017 (the “Plan”), is hereby amended as follows, effective February 18, 2020:

1.The second paragraph of Section 5 of the Plan is hereby deleted in its entirety and replaced with the following:

Notwithstanding any other provision of the Plan to the contrary, Full Value Awards (a) that vest on the basis of the Participant’s continued employment or service shall be subject to a minimum vesting schedule of at least three years (with no more than one-third of the Shares subject thereto vesting earlier than a date 60 days prior to the first anniversary of the date on which such award is granted and on each of the next two anniversaries of such initial vesting date) and (b) that vest on the basis of the attainment of performance goals shall provide for a performance period that ends no earlier than 60 days prior to the first anniversary of the commencement of the period over which performance is evaluated; provided, however, that the foregoing limitations shall not preclude the acceleration of vesting of any such award upon the involuntary termination, death, disability or retirement of the Participant or upon an actual change in control (and not, for example, the commencement of a tender offer for the Trust’s shares or shareholder approval of a transaction that, if consummated, would result in an actual change in control). Notwithstanding the foregoing, (i) Full Value Awards with respect to 5% of the maximum aggregate number of Share Equivalents available for the purpose of awards under the Plan pursuant to Section 2 may be granted under the Plan to any one or more Participants without respect to such minimum vesting provisions, (ii) Full Value Awards granted in connection with the Spinoff (as defined in Section 21) shall not be subject to the provisions of this paragraph and shall not be counted against the 5% exception in clause (i), and (iii) the foregoing minimum vesting provision shall not apply to Awards granted to Employees or Non-Employee Trustees to the extent the Employees have elected to receive such Awards in lieu of cash bonuses or the Non-Employee Trustees have elected to receive such Awards in lieu of fees or retainers payable to them.